

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

October 14, 2022

Fei Wang
Chief Executive Officer
Yong Bai Chao New Retail Corporation
3209, South Building, Building 3,
No. 39 Hulan West Road, Baoshan District
Shanghai, People's Republic of China, 200443

>   **Re: Yong Bai Chao New Retail Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2021**
>   **Filed March 31, 2022**
>   **File No. 000-56129**

Dear Fei Wang:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing